SCHNEIDER WEINBERGER LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307
Telephone
James M. Schneider, P.A.	(561) 362-9595
Steven I. Weinberger, P.A.	Facsimile
(561) 362-9612
Of Counsel:
Charles B. Pearlman
Brian A. Pearlman
October 18, 2011

‘CORRES’

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C    20549

Attention:  Maryse Mills-Apenteng, Special Counsel

Re:	Spare Backup, Inc.
Preliminary Information Statement on Schedule 14C
Filed October 3, 2011
File No. 000-30587

Dear Ms. Mills-Apenteng:

In reference to the staff’s correspondence of October 12, 2011, Spare Backup, Inc. (the “Company”) has the following response:

General

1.
We note your claim that each share of your common stock entitles the holder to one vote and each share of both your series A Preferred Stock and series B Preferred Stock entitles the holder to 400 votes.  Assuming this to be true, it appears that the tabular disclosure of the amount and nature of beneficial ownership in your proxy statement only accounts for less than 40% of your outstanding voting stock.  We further note your claim that individuals and entities collectively owning approximately 50.74% of your outstanding voting stock have executed written consent approving the Recapitalization Amendment.  In your response letter, please identify all the individuals and entities that constitute the 50.74% of your outstanding voting stock that have executed written consent approving the recapitalization amendment.  Please tell us the sequence of events through which these consents were obtained and explain each shareholder’s relationship with the company and the circumstances under which they indicated their intention to vote for the proposal.  In addition, provide your analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(1).  Alternatively, you may consider refilling your proxy statement on Schedule 14A.

Securities and Exchange Commission
October 18, 2011

RESPONSE: We concur that the tabular disclosure of the amount and nature of beneficial ownership in the Company’s proxy statement only accounts for less than 40% of the Company’s outstanding voting stock. As discussed below, the other participants in the written consent have less than 5% beneficial ownership of our shares of common stock.

As related to the second phrase of comment number 1, we have included below a tabular disclosure of the amount and nature of beneficial ownership reflecting collective voting of 50.74% of the outstanding voting stock.

	No. of	Relationship
Name	Voting Shares	to Issuer

Cery Perle	5,809,964(1)	CEO
	20,000,000(2)	CEO

Daniel X. Wray	7,416,666(3)	Principal of Biofilm, Inc., a
	20,000,000(4)	consultant to the Company
		(see below)

Biofilm, Inc.	8,550,000(5)	Consultant to the Company
		(see above)

Andy Zeinfeld	20,000,000(6)	Director and supplier to the
Susan Zeinfeld	500,000(7)	Company
(husband & wife)

Lindsay Ferrari	14,620,016(8)	Each of this group is a
Lon Maginific Vita	96,000	member of the Ferrari
David and Elizabeth	600,000	Family or their affiliated
Ferrari Trust		companies or trusts who have
Francesca Ferrari Trust	1,200,000	been intimately involved with
John Ferrari Trust	1,200,000	the Company’s operations on
Michael Ferrari Trust	1,200,000	an informal basis and not as
David Ferrari Living Trust	4,422,500	a paid consultant.
Mark Ferrari Living Trust	96,675
Chris Ferrari	350,000
Jennifer Ferrari	16,000
Bryan Ferrari	15,000

Securities and Exchange Commission
October 18, 2011

Eric Johnson	11,249,174(9)	Active stockholder of the
Company who is intimately
familiar with the Company’s
operations and development.

Richard Galterio	3,650,000(10)	Former Board member and
ongoing consultant to the
Company.

Stephen Ellis	7,452,000(11)	Consultant to the Company
and familiar with the opera-
tions and activities of the
Company on a regular basis.

Nancy Nida	11,200,000(12)	Long time stockholder of the
Company familiar with the
operations and activities of
the Company through the
entire period of her
investment.

Robbins Capital Partners	18,847,000(13)	Long time investor in the
Company.

Robinson Reed, Inc.	3,939,513(14)	Long term investor and
Preston & Price	1,500,000	previous consultant to the
First Capital	3,927,863	Company.
(Affiliated companies con-
trolled by Robinson Reed)

(1)Common Shares held directly or in trust for family members
(2)Votes attributable to Series A Voting Preferred Stock
(3)Common Shares held directly
(4)Votes attributable to Series B Voting Preferred Stock
(5)Common Shares held directly
6)Votes attributable to Series B Voting Preferred Stock
(7)Common shares held directly
(8)Common shares held directly by each in this group
(9)Common shares held directly
(10)Common shares held directly
(11)Common shares held directly
(12)Common shares held directly
(13)Common shares held directly
(14)Common shares held directly by each in this group

Securities and Exchange Commission
October 18, 2011

We are prepared to insert this chart in the Information Statement if requested by the staff.

All of these stockholders are either active members of management, consultants, commercial partners or long-term investors who are generally familiar with and have been actively involved with the Company over the years and, seemingly, do not require certain of the protections afforded under Section 14 of the Securities Exchange Act of 1934.  Accordingly, such stockholders do not fall in the category of passive type of stockholders who may not be familiar with the operations of the Company

The Company, if appropriate, will file supplementally a written statement with the acknowledgements requested by your correspondence.  Thank you for your attention in this matter.

Sincerely yours,

/s/ James M. Schneider

James M. Schneider
JMS:sjm

Cc:           Spare Backup, Inc.